UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

Santiago, Chile. September 3, 2024.- Sociedad Química y Minera de Chile S.A. (SQM, the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) is filing this report on Form 6-K to furnish its unaudited consolidated interim financial statements as of and for the six months ended June 30, 2024 (the “2024 Interim Financial Statements”) included as Exhibit 99.1 to this report on Form 6‑K, including to comply with the requirements of Section 203.03 of the New York Stock Exchange Listing Rules.

The 2024 Interim Financial Statements reflect the accounting treatment for the income tax expense related to the specific tax on mining activity in Chile applied by the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) to lithium exploration on a basis consistent with the Company’s audited consolidated financial statements for the year ended December 31, 2023 included in the Company’s 2023 Annual Report on Form 20-F (the “2023 Form 20-F Financial Statements”), which recognized in the 2023 fiscal period a subsequent event adjustment for the income tax expense related to the specific tax on mining activity in Chile applied by the SII. The 2024 Interim Financial Statements differ from the consolidated interim financial statements as of and for the six months ended June 30, 2024 issued in Spanish in Chile and filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on August 20, 2024 (the “Chilean 2024 Interim Financial Statements”).

Accordingly, as reported in the 2024 Interim Financial Statements, for the six months ended June 30, 2024, income tax expense totaled US$151.8 million, representing an effective tax rate of 26%. This compares to an income tax expense of US$503.3 million during the same period in 2023. For the six months ended June 30, 2024, gross profit was US$752.5 million and profit attributable to owners of the parent was US$433.6 million, compared to US$1,920.7 million and US$1,330.1 million, respectively, for the same period in 2023.

The Company has been challenging the application of these taxes in legal claims against the SII and on April 5, 2024, an appeals court issued a ruling revoking a lower court ruling in favor of the Company with respect to the 2017-2018 tax years. The subsequent event adjustment for the income tax expense related to the specific tax on mining activity relates to all pending claims regarding the mining tax covering the 2012-2023 tax years and had a net effect in the total amount of US$1,089.5 million on income tax expenses in 2023 in the 2023 Form 20-F Financial Statements, as described in Note 20.3 to the 2023 Form 20-F Financial Statements, “Item 3.D. Risk Factors— Risks Relating to Chile—The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile” and “Item 8.A.7 Legal Proceedings— Chilean Tax Litigation” in the Company’s 2023 Form 20-F.

This amount had been accounted for as non-current tax assets in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2023 issued in Chile and filed with the CMF on February 28, 2024, and the impact of the adjustment for the income tax expense related to the specific tax on mining activity in Chile was appropriately reflected in the Chilean 2024 Interim Financial Statements.

An accounting reconciliation between the Chilean 2024 Interim Financial Statements and the 2024 Interim Financial Statements is included as Exhibit 99.2 to this report on Form 6‑K. Accounting reconciliations for the consolidated statement of financial position and the consolidated statements of cash flows have not been included since: (i) the consolidated statement of financial position as of June 30, 2024, had no impact from the adjustment as of June 30, 2024 and the impact of the adjustment as of December 31, 2023, was reflected in the 2023 Form 20-F Financial Statements, and (ii) the statements of cash flows for the six months ended June 30, 2024 had no impact from the adjustment during the period.

Exhibits

Exhibit 99.1	Consolidated Interim Financial Statements as of and for the period ended June 30, 2024
Exhibit 99.2	An accounting reconciliation between the Chilean 2024 Interim Financial Statements and the 2024 Interim Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: September 3, 2024	By: /s/ Gerardo Illanes
Gerardo Illanes
CFO